

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-Mail
Mr. Madhava Rao Mankal
Chief Financial Officer
Medina International Holdings Inc.
1802 Pomona Road
Corona, California 92880

> **Re:** **Medina International Holdings, Inc.**
> **Form 10-K for the Year Ended April 30, 2012**
> **Filed August 14, 2012**
> **Form 10-Q for the Quarter Ended October 31, 2012**
> **Filed December 13, 2012**
> **File No. 000-27211**

Dear Mr. Mankal:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 16

1. We note your response to our prior comment number one. Please confirm that you will revise your disclosure that to discuss the reason(s) for the why gross profit margin decreased from 33% for fiscal 2011 to 18.28% in fiscal 2012.

Audited Financial Statements

Statements of Shareholders' Equity, page F-4

2. We note your response to our prior comment number two; however, we reissue in part as your response did not fully address our concerns. Please tell us why it appears that 650,000 shares of common stock issued for services and common stock issued to directors during 2012 were valued at a significantly lesser amount than in the cash transaction in which you sold one million shares of common stock for $150,000 during 2012.

Notes to the Financial Statements
Note 6. Fixed Assets, page F-11

3. We note from your response to our prior comment number six that the company is internally developing the 20' mold for production of boats. Pease tell us why you believe capitalization of such costs is appropriate at this stage of development. As part of your response, please tell us how you considered the guidance in ASC 730-10 relating to research and development costs in determining the appropriate accounting treatment. Furthermore, please explain to us why such costs representing $38,305 at April 30, 2012 are being depreciated if the mold is still considered work in progress and discuss why the useful life of seven years is appropriate and revise your disclosures, accordingly.

4. Also, please explain to us why you believe it is appropriate to capitalize the design drawings of $65,000. Please tell us how your treatment complies with the guidance prescribed in ASC 730-10. You may also refer to ASC 730-10-55. Notwithstanding the above, please explain and disclosure in the notes why a useful life of 10 years for design drawings is appropriate.

Form 10-Q for the Quarter Ended October 31, 2012
Note 4. Fixed Assets, page F-9

5. We note from your response to our prior comment number seven that $80,522 of intangible assets recorded as property, plant and equipment represent design drawings that are being capitalized and depreciated over 10 years. In this regard, please explain to us, why you believe it is appropriate to capitalize the design drawings of $80,522 as of October 31, 2012. As part of your response, please tell us how your treatment complies with the guidance prescribed in ASC 730-10. You may also refer to ASC 730-10-55. We may have further comment upon receipt of your response.

You may contact Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief